Exhibit 1.1

ARTICLES OF ASSOCIATION

The Magnum Ice Cream Company N.V.

NOTE ABOUT TRANSLATION:

This document is an English translation of a document prepared in Dutch. In preparing this document, an attempt has been made to translate as literally as possible without jeopardising the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law. The definitions in article 1.1 of this document are listed in the English alphabetical order which may differ from the Dutch alphabetical order.

In this translation, Dutch legal concepts are expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

Articles of association:

1	Definitions and interpretation

1.1	In these articles of association, the following terms shall have the following meanings:

“Board” means the board of directors of the Company.

“CEO” means the Executive Director who has been designated the title of chief executive officer.

“Chair” means the chair of the Board.

“Company” means the company the internal organisation of which is governed by these articles of association.

“Company Secretary” means the company secretary of the Company.

“Director” means a member of the Board. Unless the contrary is apparent, this shall include each Executive Director and each Non-Executive Director.

“Distributable Equity” means the part of the Company’s equity which exceeds the aggregate of the paid-up and called-up part of the capital and the reserves which must be maintained pursuant to the laws of the Netherlands.

“Executive Director” means an executive director of the Company.

“General Meeting” means the body of the Company consisting of the persons to whom, as a Shareholder or otherwise, voting rights attached to Shares accrue, or (as the case may be) a meeting of such persons (or their proxies) and other Persons with Meeting Rights.

“Group Company” means a group company of the Company within the meaning of Section 2:24b of the Dutch Civil Code.

“Inability” means the inability of a Director to perform the duties within the meaning of Section 2:134, subsection 4, of the Dutch Civil Code, including the event that the relevant Director claims inability to perform such Director’s duties for a certain period of time in writing.

“in writing” means transmitted by letter or e-mail, or any other electronic means of communication, provided the relevant message is legible and reproducible.

“Meeting Rights” means the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital.

“Non-Executive Director” means a non-executive director of the Company.

“Person with Meeting Rights” means a person to whom the Meeting Rights accrue.

“Share” means a share in the capital of the Company.

“Shareholder” means a holder of one or more Shares.

“Subsidiary” means a subsidiary of the Company within the meaning of Section 2:24a of the Dutch Civil Code.

“Vice-Chair” means the vice-chair of the Board.

1.2	References to “articles” refer to articles that are part of these articles of association, except where expressly indicated otherwise.

1.3	References to the singular include the plural and vice versa.

2	Name and official seat

2.1	The Company’s name is:

The Magnum Ice Cream Company N.V.

2.2	The Company has its official seat in Amsterdam, the Netherlands.

3	Objects

The objects of the Company are:

(a)	to research and develop, to produce, to manufacture, to package, to pack, to store, to market, to trade in, to distribute and to sell consumer products, such as ice cream products and products related thereto;

(b)	to franchise operations related to the marketing, distribution and sale of consumer products, such as ice cream products and products related thereto;

(c)	to own, to maintain, to sell, to distribute, to lend and to lease any devices or machines, such as ice cream cabinets, or any other products;

(d)	to incorporate, to participate in any way whatsoever in, to manage and supervise and to finance Subsidiaries, Group Companies and third parties;

(e)	to borrow, to lend, to finance and to raise funds, including the issue of bonds, debt instruments or other securities or evidence of indebtedness and to enter into agreements in connection with the aforementioned activities;

(f)	to render advice and services;

(g)	to grant guarantees, to bind the Company and to pledge or otherwise encumber assets of the Company for its own obligations and for obligations of Subsidiaries, Group Companies and third parties;

(h)	to acquire, alienate, encumber, manage and exploit registered property and items of property in general;

(i)	to trade in currencies, securities and items of property in general;

(j)	to exploit and trade in patents, trademarks, licenses, knowhow, copyrights, data base rights and other intellectual property rights; and

(k)	to perform any and all activities of an industrial, financial or commercial nature,

and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

4	Authorised capital

4.1	The authorised capital of the Company is seven billion eight hundred and seventy-five million euro (EUR 7,875,000,000.00). The authorised capital of the Company is divided into two billion two hundred and fifty million (2,250,000,000) Shares, with a nominal value of three euro and fifty eurocent (EUR 3.50) each.

4.2	All Shares shall be registered. No share certificates shall be issued.

5	Register

5.1	The Board shall keep a register in which the names and addresses of all Shareholders are recorded. The names and addresses of pledgees and usufructuaries of Shares shall also be entered in the register. The register will contain such information as prescribed by the laws of the Netherlands and as the Board considers necessary. The register will regularly be updated.

5.2	Shareholders and pledgees and usufructuaries of Shares are obliged to provide their details as referred to in article 5.1 to the Company in writing.

5.3	The register may consist of various parts, and each part may be kept in different places, including outside of the Netherlands, and in more than one copy, in order to comply with foreign requirements or regulations or the applicable provisions set by a foreign stock exchange, as determined by the Board.

5.4	The Company may allow inspection of the register by, or provide information included in the register to, any competent supervisory or other authority in order to comply with requirements or regulations or the applicable provisions set by a stock exchange.

5.5	Section 2:85 of the Dutch Civil Code applies to the register.

6	Issuance of Shares

6.1	Shares may be issued pursuant to a resolution of (i) the General Meeting at the proposal of the Board, or (ii) the Board (if and during the fixed period the Board has been designated for that purpose by the General Meeting at the proposal of the Board). The General Meeting shall, for as long as such designation of the Board is in force, no longer have authority to resolve upon the issuance of Shares. Any designation must state the number of Shares which may be issued. Unless the designation provides otherwise, it may not be withdrawn, other than upon a proposal thereto of the Board.

6.2	A resolution to issue Shares shall stipulate the price and the other conditions of the issuance.

6.3	Articles 6.1 and 6.2 shall apply by analogy to the granting of rights to subscribe for Shares, but do not apply to the issuance of Shares to a person exercising a right to subscribe for Shares previously granted.

7	Rights of pre-emption

7.1	Upon issuance of Shares, each Shareholder shall have a right of pre-emption in proportion to the aggregate nominal value of such Shareholder’s Shares, subject to the limitations prescribed by the laws of the Netherlands and article 7.2. The right of pre-emption does not apply to Shares issued to employees of the Company or of a Group Company and Shares issued against contribution other than in cash.

7.2	Prior to each single issuance of Shares, the right of pre-emption may be limited or excluded pursuant to a resolution of (i) the General Meeting or (ii) the Board (if and during the fixed period the Board has been designated for that purpose by the General Meeting at the proposal of the Board). The General Meeting shall, for as long as such designation of the Board is in force, no longer have authority to resolve upon limiting or excluding the right of pre-emption. Unless the designation provides otherwise, it may not be withdrawn, other than upon a proposal thereto of the Board. A resolution of the General Meeting to limit or exclude the right of pre-emption or to designate the Board for that purpose requires a majority of at least two-thirds of the votes cast, if less than one-half of the Company’s issued capital is represented at the meeting.

7.3	Articles 7.1 and 7.2 shall apply by analogy to the granting of rights to subscribe for Shares, but do not apply to the issuance of Shares to a person exercising a right to subscribe for Shares previously granted.

8	Payment for Shares

8.1	The nominal value of each Share must be paid upon subscription and, in addition, if such Share is subscribed for at a higher amount, the difference between such amounts must be paid, without prejudice to the provisions of Section 2:80, subsection 2, of the Dutch Civil Code.

8.2	Payment for a Share must be made in cash insofar as no non-cash contribution has been agreed upon. Payment in a currency other than euro may only be made with the consent of the Company.

8.3	The Board shall be authorised to perform legal acts relating to non-cash contributions on Shares and other legal acts as referred to in Section 2:94 of the Dutch Civil Code, without the prior approval of the General Meeting.

8.4	Upon resolving to issue Shares or to grant rights to subscribe for Shares, the corporate body adopting such resolution may determine that the Shares are to be paid up in full out of the Company’s distributable reserves or a reserve as referred to in Sections 2:389 or 2:390 of the Dutch Civil Code.

9	Own Shares

9.1	The Company and its Subsidiaries may acquire fully paid-up Shares or depositary receipts thereof, with due observance of the limitations prescribed by the laws of the Netherlands. An acquisition of Shares by the Company for a consideration can only be effected if the General Meeting, upon a proposal thereto by the Board, has authorised the Board for such purpose for a fixed period.

9.2	The Board shall be authorised to resolve upon the disposal of Shares acquired by the Company. For as long as Shares or depositary receipts thereof are admitted to trading on the Equity Shares (Commercial Companies) Category of the FCA Official List, article 7 applies equally to a disposal of Shares acquired by the Company.

9.3	The Company may, without authorisation by the General Meeting, acquire own Shares which are quoted on the price list of a stock exchange for the purpose of transferring such Shares to employees of the Company or of a Group Company under a scheme applicable to such employees.

10	Reduction of the issued capital

10.1	The General Meeting may resolve to reduce the Company’s issued capital at the proposal of the Board. A resolution of the General Meeting to reduce the Company’s issued capital requires a majority of at least two-thirds of the votes cast, if less than one-half of the Company’s issued capital is represented at the meeting.

10.2	A reduction of the Company’s issued capital may be effected:

(a)	by cancellation of Shares held by the Company or for which the Company holds the depositary receipts; or

(b)	by reducing the nominal value of Shares, to be effected by an amendment of these articles of association.

10.3	A resolution to reduce the Company’s issued capital must designate the Shares involved and include provisions for the implementation of such resolution.

10.4	Without the consent of all Shareholders, a reduction of the nominal value of Shares with or without repayment must be effected in proportion to all Shares.

11	Transfer of Shares

11.1	The transferability of Shares is not restricted within the meaning of Section 2:87 of the Dutch Civil Code.

11.2	For as long as Shares or depositary receipts thereof are admitted to listing and/or trading on a regulated stock exchange or multilateral trading facility as referred to in Section 2:86c of the Dutch Civil Code, the transfer of a Share shall require a private deed to that effect and, unless the Company itself is a party to such legal act, acknowledgement in writing by the Company of the transfer. Service on the Company of the transfer deed or a certified notarial copy or extract thereof is considered to be an acknowledgement. This article 11.2 shall also apply if at the time of the transfer of a Share it can be expected on valid grounds that Shares or depositary receipts thereof will be admitted to such listing and/or trading.

11.3	For as long as Shares are listed on a regulated foreign stock exchange, the Board may resolve, with due observance of the applicable statutory provisions, that article 11.2 does not apply to Shares that are registered in the part of the shareholders' register which is kept outside the Netherlands by a registrar appointed by the Board for the purpose of the listing on such foreign stock exchange, and that the property law aspects of such Shares shall be governed by the law of the state of establishment of such stock exchange or by the law of the state in which with the consent of such stock exchange transfers and other legal acts under property law relating to such Shares can or must be made.

11.4	The property law regime relating to book-entry transferable Shares referred to in Section 10:140 of the Dutch Civil Code is governed by the law of the state in whose territory the account in which the securities are administered is held in accordance with Chapter 5 of Title 10 of Book 10 of the Dutch Civil Code.

12	Pledging of Shares and usufruct on Shares

12.1	Article 11 shall apply by analogy to the pledging of Shares and to the creation or transfer of a usufruct on Shares, provided that a right of pledge may also be created without acknowledgement by or service on the Company, with due observance of Section 2:86c, subsection 4, of the Dutch Civil Code.

12.2	Upon the creation of a right of pledge on a Share, the voting rights attached to such Share may be assigned to the pledgee, with due observance of Section 2:89 of the Dutch Civil Code.

12.3	Upon the creation or transfer of a usufruct on a Share, the voting rights attached to such Share may be assigned to the usufructuary, with due observance of Section 2:88 of the Dutch Civil Code.

12.4	Each of (i) the Shareholder without voting rights, (ii) the pledgee with voting rights and (iii) the usufructuary with voting rights shall have Meeting Rights. The pledgee or the usufructuary without voting rights shall not have Meeting Rights.

13	Depositary receipts for Shares

The Company may cooperate with the issuance of depositary receipts for Shares, but only pursuant to a resolution to that effect of the Board. Each holder of depositary receipts for Shares issued with the Company’s cooperation shall have Meeting Rights.

14	Composition of Board and appointment of Directors

14.1	The Board shall consist of a maximum of two Executive Directors and a minimum of five and a maximum of ten Non-Executive Directors. The Board shall determine the number of Executive Directors and Non-Executive Directors, with due observance of this article 14.1. Only individuals can be Directors.

14.2	Directors may only be appointed by the General Meeting on a binding nomination by the Board. The binding nomination of the Board shall include whether a person is nominated for appointment as Executive Director or Non-Executive Director.

14.3	The General Meeting may at all times overrule a binding nomination for the appointment of a Director by more than half of the votes cast, representing at least one third of the Company’s issued capital. If the nomination comprises one candidate for a vacancy, a resolution concerning the nomination shall result in the appointment of the candidate, unless the nomination is overruled with the required majority. If a binding nomination for the appointment of a Director is overruled by more than half of the votes cast, but this majority does not represent at least one third of the Company’s issued capital, a second General Meeting may be held at which the binding nomination can be overruled by more than half of the votes cast. If a binding nomination is overruled by the General Meeting with the required majority, the Board may make a new binding nomination in accordance with this article 14.2.

14.4	The notice of the General Meeting at which the appointment of the relevant Director shall be brought up for discussion shall include the proposal referred to above in this article 14.

14.5	The Board may grant titles to Directors. A Director can have more than one title.

15	Annual retirement, suspension and dismissal of Directors

15.1	Directors shall be appointed for a term that ultimately ends at the end of the annual General Meeting held in the financial year following the calendar year of such Director’s appointment, unless the Board decides to make a binding nomination for a longer term. For as long as Shares or depositary receipts thereof are admitted to trading on the Equity Shares (Commercial Companies) Category of the FCA Official List, Directors shall only be appointed for a term that ultimately ends at the end of the annual General Meeting held in the financial year following the calendar year of such Director’s appointment. Directors are eligible for immediate reappointment, subject to the previous sentence and the provisions of article 14 and provided that no Non-Executive Director can be reappointed for a term that would continue after the end of the first annual General Meeting held after nine (9) years from the date of their first appointment have lapsed. In no instance shall the term of appointment of a Director end for as long as that would result in no Directors being in office.

15.2	The Board may propose to the General Meeting to suspend or dismiss a Director. An Executive Director may also be suspended by the Board. A suspension by the Board may be discontinued at any time by the General Meeting.

15.3	If a suspension or dismissal of a Director is proposed to the General Meeting by the Board, the resolution of the General Meeting shall be adopted by more than half of the votes cast, representing at least one third of the issued capital. In all other cases, the resolution of the General Meeting to suspend or dismiss a Director shall be adopted by at least two-thirds of the votes cast, representing more than half of the Company’s issued capital.

15.4	A suspension may be extended one or more times, but the total duration of the suspension may not exceed three months. If at the end of that period, no decision has been taken on termination of the suspension or on dismissal, the suspension ends.

16	Duties and powers of the Board

16.1	The Board shall be entrusted with the management of the Company, which includes in any event determining the Company’s policy and strategy. In performing their duties, the Directors shall act in accordance with the interests of the Company and the business connected with it. Each Director is responsible for the general course of affairs.

16.2	The Executive Directors are charged with the daily management of the business connected with the Company. The Non-Executive Directors are charged with the supervision of the performance of duties by the Executive Directors and the general course of affairs of the Company and the business connected with it. The Directors will also be charged with the duties assigned to them pursuant to these articles of association, the rules referred to in article 18.1, or a resolution of the Board.

16.3	In addition to article 16.2, the Board may assign duties and powers to individual Directors. This may also include a delegation of decision-making power, provided this is laid down in writing. A Director to whom powers of the Board are delegated must comply with the rules set in relation thereto by the Board.

16.4	The Board may establish such committees as it deems necessary. The Board (i) appoints the members of each committee, (ii) determines the tasks of each committee and (iii) may establish rules regarding the working methods and decision-making process of each committee. Such rules shall be put in writing. The Board may, at any time, change the composition and tasks of each committee as well as the rules referred to in this article 16.4.

17	Chair of the Board

17.1	The Board may designate a Chair and a Vice-Chair from amongst the Non-Executive Directors for such period as the Board may determine.

17.2	If the Chair is absent, the Vice-Chair shall be entrusted with the duties entrusted to the Chair by these articles of association or otherwise.

18	Meetings and decision-making process of the Board

18.1	The Board may establish rules regarding the working methods and decision-making process of the Board, with due observance of these articles of association. Such rules shall be put in writing.

18.2	A Director shall not take part in the discussions and decision-making of the Board if such Director has a direct or indirect personal interest therein that conflicts with the interests of the Company or the business connected with it. If all Directors have such conflict of interest, the resolution shall nevertheless be adopted by the Board.

18.3	The Board shall adopt resolutions by more than half of the votes cast, unless applicable law, these articles of association or the rules referred to in article 18.1 provide otherwise. If there is a tie in voting, the proposal is rejected.

18.4	Third parties may rely on a written statement by the Chair or the Company Secretary regarding resolutions adopted by the Board or a committee of the Board. In the latter case, third parties may further rely on a written statement by the chair of such committee.

19	Representation

19.1	The Company shall be represented by the Board or by two Executive Directors acting jointly. The CEO, acting individually, shall also be authorised to represent the Company.

19.2	The Board may appoint officers with general or limited power to represent the Company. Each officer shall be competent to represent the Company, subject to the restrictions imposed upon or after appointment by the Board. The Board shall determine each officer’s title.

20	Remuneration

20.1	The Company has a policy on the remuneration of the Board. The policy shall be adopted by the General Meeting at the proposal of the Board. The Executive Directors shall not take part in the discussions and decision-making of the Board on this. A resolution to adopt the policy shall be adopted by the General Meeting by more than half of the votes cast.

20.2	With due observance of the policy referred to in article 20.1, the authority to establish the remuneration and other terms of service for Executive Directors is vested in the Board. The Executive Directors shall not take part in the discussions and decision-making of the Board on this.

20.3	With due observance of the policy referred to in article 20.1, the authority to establish the remuneration for Non-Executive Directors is vested in the General Meeting.

20.4	Proposals concerning remuneration of Directors in the form of Shares or rights to subscribe for Shares shall be submitted by the Board to the General Meeting for approval. Such proposals must, at a minimum, state the number of Shares or rights to subscribe for Shares that may be granted and the criteria that apply to the granting of such Shares or rights to subscribe for Shares and the amendment of such arrangements.

21	Indemnification

Unless Dutch law provides otherwise, the following shall be reimbursed to current and former Directors:

(a)	the reasonable costs of conducting a defence against claims (also including claims by the Company) based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the Company's request;

(b)	any financial losses or damages payable by them as a result of an act or failure to act as referred to under (a); and

(c)	the reasonable costs of appearing in other legal proceedings in which they are involved as current or former Directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

There shall be no entitlement to reimbursement, as referred to above, if and to the extent that (i) a Dutch court has established, in a final and conclusive decision, that the act or failure to act of the person concerned may be characterised as wilful, intentionally reckless or seriously culpable conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. If and to the extent that it has been established by a Dutch court, in a final and conclusive decision, that the person concerned is not entitled to reimbursement as referred to above, the person concerned shall immediately repay the amount reimbursed by the Company. The Company may request that the person concerned provides security for such person’s repayment obligation. The Company may take out liability insurance for the benefit of the persons concerned. The Board may by agreement or otherwise further implement the above.

22	Approval of resolutions

22.1	Resolutions of the Board entailing a significant change in the identity or character of the Company or its business are subject to the approval of the General Meeting, including in any case:

(a)	the transfer of (almost) the entire business of the Company to a third party;

(b)	the entry into or termination of long-term co-operations of the Company or a Subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if this co-operation or termination is of major significance for the Company; or

(c)	the acquisition or disposal by the Company or a Subsidiary of participating interests in the capital of a company, with a value equal to at least one-third of the sum of the assets of the Company as shown on its balance sheet with explanatory notes or, if the Company prepares a consolidated balance sheet, its consolidated balance sheet with explanatory notes according to the last adopted annual accounts of the Company.

22.2	The absence of approval by the General Meeting of a resolution as referred to in this article 22 shall not affect the authority of the Board or the Directors to represent the Company.

23	Vacancy or Inability

23.1	If a seat of an Executive Director is vacant or upon the Inability of an Executive Director, the remaining Executive Directors or Executive Director shall be temporarily entrusted with the management of the Company, provided that the Board may designate a temporary replacement. If, due to vacant seats or Inability no Executive Directors are in office and able to perform their duties, one or more persons to be designated for that purpose by the Non-Executive Directors shall be temporarily entrusted with the management of the Company. A temporary replacement shall serve until the earlier of (a) the moment on which the seat in the Board for which that person serves as temporary replacement is again occupied by an Executive Director able to act and (b) the end of the first annual General Meeting following their designation.

23.2	If a seat of a Non-Executive Director is vacant or upon the Inability of a Non-Executive Director, the remaining Non-Executive Directors or Non-Executive Director shall be temporarily entrusted with the performance of the duties and the exercise of the authorities of that Non-Executive Director, provided that the Board may designate a temporary replacement. If, due to vacant seats or Inability no Non-Executive Directors are in office and able to perform their duties, one or more persons to be designated for that purpose by the General Meeting shall be temporarily entrusted with the performance of the duties and the exercise of the authorities of the Non-Executive Directors. A temporary replacement shall serve until the earlier of (a) the moment on which the seat in the Board for which that person serves as temporary replacement is again occupied by a Non-Executive Director able to act and (b) the end of the first annual General Meeting following their designation.

24	Financial year and annual accounts

24.1	The Company’s financial year shall be the calendar year.

24.2	Annually, within the period as prescribed by the laws of the Netherlands, the Board shall prepare annual accounts and the management report and shall deposit the same at the Company’s office, for inspection by the Shareholders and the other Persons with Meeting Rights.

24.3	The annual accounts shall consist of a balance sheet, a profit and loss account and explanatory notes.

24.4	The annual accounts shall be signed by the Directors. If the signature of one or more of them is missing, this shall be stated and the reasons for this omission shall be given.

25	Auditor

The General Meeting or, if it fails to do so, the Board, shall instruct an auditor to audit the annual accounts prepared by the Board in accordance with Section 2:393, subsection 3, of the Dutch Civil Code. The Executive Directors shall not take part in the discussions and decision-making of the Board on this. The auditor shall report on the audit to the Board and present the result of such audit in an opinion.

26	Adoption of the annual accounts and release from liability

26.1	The General Meeting shall adopt the annual accounts.

26.2	At the General Meeting at which it is resolved to adopt the annual accounts, the proposal to release the Executive Directors from liability for the management pursued and the Non-Executive Directors for the performance of their duties, insofar as the exercise of such management and duties is reflected in the annual accounts or otherwise disclosed to the General Meeting prior to the adoption of the annual accounts, may be put on the agenda as a separate item.

27	Profits and distributions

27.1	Distribution of profits shall be made after adoption of the annual accounts from which such distribution appears to be permitted under the laws of the Netherlands.

27.2	The Board may resolve that profits accrued in a financial year shall be fully or partially added to the reserves and may also resolve how losses are allocated.

27.3	The allocation of any profits remaining after application of article 27.2 shall be determined by the General Meeting. A proposal to make a distribution of profits shall be dealt with as a separate agenda item at the General Meeting.

27.4	Any distribution shall be made to the Shareholders in proportion to the number of Shares held by each.

27.5	Distributions on Shares may be made only up to an amount which does not exceed the amount of the Distributable Equity.

27.6	The Board may resolve that a distribution on Shares shall be made in kind. The Board may further resolve that a distribution on Shares shall take place as a payment in Shares, or resolve that Shareholders shall have the option to receive a distribution as a cash payment and/or as a payment in Shares, out of the profit and/or at the expense of any reserve of the Company and subject to such conditions as determined by the Board, provided that, if the distribution or part thereof consists of newly issued Shares, the Board is designated by the General Meeting pursuant to article 6.1 as the body of the Company authorised to issue Shares.

27.7	No distributions shall be made on Shares held by the Company in its own capital, unless these Shares have been pledged or a usufruct has been created in these Shares and the authority to collect distributions or the right to receive distributions, respectively, accrues to the pledgee or the usufructuary, respectively. For the computation of distributions, the Shares on which no distributions shall be made pursuant to this article 27.7, shall not be taken into account.

27.8	The Board shall determine how a shortfall that is determined by the adoption of the annual accounts shall be accounted for. A loss may be set off against the reserves to be maintained by law only to the extent permitted by applicable law.

28	Interim distributions

The Board may resolve to make interim distributions of profits or distributions from reserves, provided that the requirement of article 27.5 has been met, which must be evidenced by an interim statement of assets and liabilities as referred to in Section 2:105, subsection 4, of the Dutch Civil Code.

29	Notices and payment of distributions

29.1	Distributions on Shares shall be made payable in the manner and at such date, and notice thereof shall be given as the Board, or the General Meeting at the proposal of the Board, shall determine.

29.2	The Board may determine that distributions on Shares will be made payable either in euro, British pound sterling, United States Dollar or in another currency. The Board shall determine the method in which a currency conversion in respect of distributions, if any, is made.

29.3	If a distribution is made in a form other than in cash, the Board shall determine which value the Company will allocate to such distribution for accounting purposes.

29.4	A claim by a Shareholder for payment of a distribution on Shares shall be barred after five years have elapsed. Any such distributions will be forfeited to the Company and will be added to the reserves.

30	General Meetings

30.1	The annual General Meeting shall be held within six months after the end of the financial year.

30.2	Other General Meetings will be held as often as the Board deems necessary, without prejudice to the provisions of Sections 2:108a, 2:110, 2:111 and 2:112 of the Dutch Civil Code.

30.3	One or more Persons with Meeting Rights, alone or jointly representing at least the percentage of the Company’s issued capital as required by law, may request the Board in writing to convene a General Meeting. The request must clearly state the items to be discussed. If the Board fails to take the measures necessary to allow the General Meeting to be held within the statutory term after the request, the requesting Persons with Meeting Rights may, subject to applicable law, seek authorisation by a court in preliminary relief proceedings to convene a General Meeting.

31	Notice of General Meetings

31.1	Notice of General Meetings shall be given by or on behalf of the Board.

31.2	Notice of the meeting shall be given with due regard to the notice period prescribed by the laws of the Netherlands. The notice convening the meeting will be given by way of an announcement on the website of the Company and/or through other means of electronic public announcement and shall be in accordance with the requirements of the laws of the Netherlands.

31.3	The notice convening the meeting shall include the agenda.

31.4	Items, for which a written request has been filed to discuss them, by one or more Shareholders and/or other Persons with Meeting Rights, alone or jointly representing at least the percentage of the Company’s issued capital as required by law, shall be included in the notice or announced in the same manner, provided that the Company received the substantiated request or a proposal for a resolution no later than on the day prescribed by law.

31.5	With due observance of article 31.2, Shareholders and other Persons with Meeting Rights may also be given notice in writing. The providing of an electronic mail address by a Shareholder or other Person with Meeting Rights to the Company will constitute evidence of that person’s consent to receiving notices electronically, unless the contrary is proven.

31.6	This article 31 shall apply by analogy to other announcements, notices and notifications to Shareholders and other Persons with Meeting Rights.

32	Venue of General Meetings

General Meetings are held in the municipality in which, according to these articles of association, the Company has its official seat, in Amstelveen, The Hague, Hoofddorp, Haarlem, Lelystad, Rotterdam, Utrecht or at Schiphol airport (municipality of Haarlemmermeer), notwithstanding article 33.5.

33	Admittance to General Meetings, Meeting Rights and voting rights

33.1	The Meeting Rights accrue to each Shareholder and each other Person with Meeting Rights. Each Shareholder, and each pledgee and usufructuary to whom the voting rights accrue shall be entitled to exercise voting rights in the General Meeting. Shareholders and other Persons with Meeting Rights may be represented in a meeting by a proxy authorised in writing.

33.2	For each General Meeting a statutory record date will be applied to determine which persons shall have Meeting Rights and/or voting rights. The record date and the manner in which Shareholders and other Persons with Meeting Rights can register and exercise their rights will be set out in the notice convening the General Meeting.

33.3	Each Shareholder and other Person with Meeting Rights, or any such person’s proxy authorised in writing, will only be admitted to the meeting after having notified the Company of their intention to attend the meeting in writing at the address and by the date specified in the notice convening the General Meeting. Each proxy shall be required to produce evidence in writing of its mandate.

33.4	The Board may determine that the Meeting Rights and the voting rights may be exercised by electronic means of communication, either in person or by a proxy authorised in writing. In order to do so, a Person with Meeting Rights, or any such person’s proxy authorised in writing, must, through the electronic means of communication, be identifiable, be able to directly observe the proceedings at the meeting and, if the voting rights accrue to such person, be able to exercise the voting rights. The Board may also resolve that Persons with Meeting Rights can participate in the discussion via electronic means of communication.

33.5	In deviation from article 32 and to the extent permitted by applicable law, the Board may determine that a General Meeting is only accessible via electronic means of communication. Article 33.4 shall apply to the use of electronic means of communications.

33.6	The Board may attach further conditions to the use of electronic means of communication as referred to in articles 33.4 and 33.5, subject to applicable law. Such further conditions will be set out in the notice convening the General Meeting. Any non- or malfunctioning of the means of electronic communication used is at the risk of the Shareholder, other Person with Meeting Rights or any such person’s proxy authorised in writing using the same.

33.7	The Board may determine that votes cast by electronic means of communication or by mail prior to the General Meeting shall be treated equally to votes cast during the meeting. Such votes may not be cast before the statutory record date referred to in article 33.2. Without prejudice to this article 33, the notice convening the General Meeting must state how persons entitled to vote may exercise their rights prior to the meeting.

33.8	The Company Secretary will arrange for the keeping of an attendance list in respect of each General Meeting. The attendance list will contain in respect of each person with voting rights present or represented: such person’s name, the number of votes that can be exercised by such person and, if applicable, the name of any such person’s representative. The attendance list will furthermore contain the aforementioned information in respect of persons with voting rights who participate in the meeting in accordance with article 33.4 or who have cast their votes in the manner referred to in article 33.7. The chair of the meeting may decide that the name and other information about other persons present will be recorded in the attendance list. The Board is authorised to apply such verification procedures as it reasonably deems necessary to establish the identity of the Persons with Meeting Rights and, where applicable, the identity and authority of proxies.

33.9	The Directors shall have the right to attend the General Meeting in person and to address the meeting. The Directors will further have the right to cast an advisory vote in the General Meeting.

33.10	The chair of the meeting shall decide on the admittance to the meeting of persons other than those aforementioned in this article 33.

34	Chair and secretary of General Meetings; order of the meeting

34.1	The General Meetings shall be presided over by the Chair or, in the Chair’s absence, the Vice-Chair. In the Vice-Chair’s absence, the Non-Executive Directors present at the meeting shall appoint a chair from amongst themselves. If no Non-Executive Directors are present or no such appointment is made, the chair of the meeting shall be appointed by the General Meeting, on the understanding that as long as such appointment has not been made, an Executive Director shall be chair, designated for this purpose by the other Executive Directors.

34.2	The chair of the meeting shall appoint a secretary for the meeting.

34.3	With due observance of the agenda of the meeting, the chair of the meeting may determine the order of proceedings at a meeting.

34.4	The chair of the meeting may further, in the interest of the meeting being conducted in an orderly fashion, restrict the time for which Shareholders and other Persons with Meeting Rights may speak, and/or take other measures that the chair considers desirable for the efficient and orderly conduct of the business of the meeting.

35	Resolutions in General Meetings

35.1	Each Share confers the right to cast one vote.

35.2	In the General Meeting, no voting rights may be exercised for Shares held by the Company or a Subsidiary, nor for Shares for which the Company or a Subsidiary holds the depositary receipts. However, pledgees and usufructuaries of Shares owned by the Company or a Subsidiary are not excluded from exercising voting rights if the right of pledge or usufruct, respectively, was created before the Share was owned by the Company or such Subsidiary. The Company or a Subsidiary may not exercise voting rights for a Share in which it holds a right of pledge or a usufruct.

35.3	To the extent that the laws of the Netherlands or these articles of association do not provide otherwise, all resolutions of the General Meeting shall be adopted by more than half of the votes cast, without a quorum being required.

35.4	If there is a tie in voting, the proposal is rejected.

35.5	The chair of the meeting will decide whether and to what extent votes are taken orally, in writing, electronically or by acclamation.

35.6	Blank votes, invalid votes and abstentions shall not be counted as votes.

35.7	The secretary of a General Meeting shall keep minutes of the proceedings at the meeting. The minutes shall be adopted by the chair and the secretary of the meeting and as evidence thereof shall be signed by them.

35.8	The Board shall keep a record of all resolutions adopted by the General Meeting. If the Board is not represented at a meeting, the chair of the meeting shall ensure that the Board is provided with a transcript of the resolutions adopted, as soon as possible after the meeting. The records shall be deposited at the Company’s office for inspection by the Shareholders and the other Persons with Meeting Rights. On application, each of them shall be provided with a copy of or an extract from the records, at not more than cost price.

36	Amendment of articles of association

The General Meeting may resolve to amend these articles of association at the proposal of the Board. When a proposal to amend these articles of association is to be made to the General Meeting, the notice convening the General Meeting must state so and a copy of the proposal, including the verbatim text thereof, shall be deposited and kept available at the Company’s office for inspection by the Shareholders and other Persons with Meeting Rights, until the conclusion of the meeting.

37	Statutory merger and statutory demerger

37.1	The Company may enter into a statutory merger with one or more other legal entities. The resolution to effect a merger shall be adopted by the General Meeting at the proposal of the Board. The resolution to effect a merger may be adopted by the Board if the Company is the acquiring company in the merger.

37.2	The Company may be a party to a statutory demerger. The resolution to effect a demerger shall be adopted by the General Meeting at a proposal of the Board. The resolution to effect a demerger may be adopted by the Board if (i) the Company is an acquiring company in the demerger, or (ii) the Company is the demerging company provided that all of the acquiring companies are incorporated pursuant to the demerger and the Company will become the sole shareholder thereof.

37.3	A resolution of the General Meeting to effect a statutory merger or statutory demerger requires a majority of at least two-thirds of the votes cast if less than one-half of the Company’s issued capital is represented at the meeting.

38	Dissolution and liquidation

38.1	The Company may be dissolved pursuant to a resolution to that effect by the General Meeting at the proposal of the Board. When a proposal to dissolve the Company is to be made to the General Meeting, this must be stated in the notice convening the General Meeting.

38.2	If the Company is dissolved pursuant to a resolution of the General Meeting, the Executive Directors shall become liquidators of the dissolved Company’s assets and the Non-Executive Directors shall be charged with the supervision of the liquidation. The General Meeting may resolve to appoint one or more other persons as liquidators.

38.3	During liquidation, the provisions of these articles of association shall remain in force to the extent possible.

38.4	The balance remaining after payment of the debts of the dissolved Company shall be transferred to the Shareholders in proportion to the number of Shares held by each.

38.5	After the end of the liquidation, the books, records and other data carriers of the dissolved Company shall remain in the custody of the person designated for that purpose by the General Meeting, and in the absence thereof the person designated for that purpose by the liquidators, for a period as prescribed by the laws of the Netherlands.

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